HANWHA SOLARONE TO SUPPLY 54 MW OF PV MODULES
 TO SUNEDISON PROJECTS IN 2011

SHANGHAI, China, January 31, 2011 – Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd., or "Hanwha SolarOne" or the "Company") (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has signed an agreement with an MEMC Electronic Materials subsidiary to supply 54 MW of PV modules to its SunEdison affiliate in 2011 for use in its solar power plant projects.  The agreement also includes an option for an additional 30 MW in 2011.

Dr. Peter Xie, President of Hanwha SolarOne, commented, “We are pleased that MEMC has again selected us as a supplier of PV modules for SunEdison projects.  We first started delivering modules to SunEdison in 2010, and this new order marks a significant expansion in our relationship.  SunEdison is a leading player in the global market and we are especially excited to be in close collaboration with such an established name on a high volume basis.”

Bruce Ludemann, Vice President and General Manager of Hanwha SolarOne, North America, added, “The North American market is key to our long term success and SunEdison has helped us establish a respected  presence in the U.S. and Canadian markets.  We expect to build on our successes in 2010 and continue to be a key supplier and partner to SunEdison for many years to come.  As a result of this project and others in our pipeline, we expect shipments to North America in 2011 to exceed 100 MW, which would double our volume from 2010.”

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd., f/k/a Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
SOLF-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com